UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 3, 2016

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

The following document is being submitted herewith:

•                 Press Release dated November 3, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	November 3, 2016	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. Reports Third Quarter 2016 Results

Q3 HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Third quarter loss was $103 million or $0.11 per common share and earnings for the nine-month period were $1,411 million or $1.56 per common share, both including the impact of a number of unusual, non-recurring or non-operating factors

•                  Adjusted earnings were $437 million or $0.47 per common share for the third quarter and $1,556 million or $1.72 per common share for the nine-month period

•                  Adjusted earnings before interest and income taxes (EBIT) were $1,001 million for the third quarter and $3,464 million for the nine-month period

•                  Available cash flow from operations (ACFFO) was $852 million or $0.92 per common share and $2,834 million or $3.13 per common share for the third quarter and nine-month period, respectively

•                  Enbridge announced a definitive merger agreement with Spectra Energy Corp (Spectra Energy) to create North America’s premier energy infrastructure company. Required regulatory filings have been made and, subject to the timing of required regulatory and shareholder approvals, the transaction is expected to close in the first quarter of 2017

•                  Enbridge announced the sale of its South Prairie Region Assets for $1.075 billion, demonstrating significant progress against its previously communicated $2 billion asset sale target

•                  Enbridge announced agreement to acquire a US$1.5 billion equity interest in the Bakken Pipeline System

•     Enbridge acquired a 100% interest in the 249-megawatts (MW) Chapman Ranch Wind Project that is currently under construction

CALGARY, ALBERTA – November 3, 2016 - Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today reported third quarter adjusted EBIT of $1,001 million and ACFFO of $852 million. This represents an increase in adjusted EBIT and ACFFO of $43 million and $184 million, respectively, when compared with the third quarter of 2015. The increase in quarterly adjusted EBIT and ACFFO was driven primarily by stronger contributions from the Liquids Pipelines segment, reflecting the impact of nearly $4 billion in new system expansion projects that have come into service since the latter part of 2015. Throughput on the liquids mainline averaged over 2.35 million barrels per day in the third quarter, recovering from the impacts of extreme wildfires in northeastern Alberta in May 2016 which curtailed deliveries to the mainline in the second quarter of this year. As noted in the Company’s second quarter report, oil sands production substantially came back online by the end of June 2016. As a result, throughput on Enbridge’s liquids mainline system has strengthened and the impact of the wildfires on adjusted EBIT and ACFFO per share for the nine months ended September 30, 2016 remained at $74 million and $0.08 per share, respectively, unchanged from the impact reported in the second quarter report.

“We delivered another solid quarter, driven by our strong base businesses and contributions from our industry leading growth capital program,” said Al Monaco, President and Chief Executive Officer. “Volumes on our mainline have strengthened following the wildfires, and we expect strong throughput throughout the rest of the year. Despite the wildfire impacts and the large equity pre-funding completed earlier in the year, we expect our full year financial results to come in well within our previously announced 2016 guidance ranges.”

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors are described under Forward-Looking Information, and reconciliations are set forth under Non-GAAP Measures, in this news release.

On September 6, 2016, Enbridge announced a definitive merger agreement with Spectra Energy (the Merger Transaction). The all-stock deal would bring together two highly complementary businesses to form North America’s premier energy infrastructure company with a combined enterprise value of approximately $165 billion as measured at the time of the announcement. The combined company would benefit from a diversified set of strategic growth platforms, including liquids and gas pipelines, United States and Canadian midstream businesses, an attractive portfolio of regulated natural gas distribution utilities and a growing renewable power generation business. Combined, the new company would have a substantial capital project portfolio, including $26 billion of commercially secured growth projects and a $48 billion probability risk-weighted development project portfolio. The planned merger is expected to enable an aggregate increase in dividends paid to Enbridge shareholders of approximately 15% in 2017, post closing, and the combined capital growth program is expected to deliver highly visible ongoing dividend growth of 10%-12% per annum through 2024, while maintaining a conservative payout of 50% to 60% of ACFFO.

“We believe the merger with Spectra Energy offers a very compelling value proposition,” said Mr. Monaco. “We’re bringing together what we believe are the highest quality liquids and natural gas infrastructure franchises in North America that will have the largest, most diversified portfolio of growth projects in our industry. Our premium assets and growth opportunities are expected to generate highly transparent and predictable cash flows which will be underpinned by sound commercial structures and a strong balance sheet.”

The Merger Transaction is subject to a number of regulatory approvals and the approval of the shareholders of both Enbridge and Spectra Energy. Since the announcement, both companies have been working diligently to meet key pre-closing merger milestones. Applications to regulators, where required, have been filed. As a standard part of the regulatory approval process for transactions of this type, both companies have received a request for additional information from the Federal Trade Commission and a Supplementary Information Request from the Canadian Competition Bureau and will continue to work closely with these agencies to expeditiously resolve any questions. In late September, the Company and Spectra Energy filed a preliminary proxy statement and prospectus with the United States Securities and Exchange Commission (SEC). Enbridge and Spectra Energy have also established a joint integration planning team that is laying the foundation for the efficient integration of the two companies once the deal closes and to help ensure that anticipated operating synergies are achieved.

Concurrent with the announcement of the Merger Transaction, the Company stated its intention to divest $2 billion of non-core assets over a twelve-month period to provide for additional financial flexibility. In September, Enbridge announced that Enbridge Income Fund (the Fund) had entered into an agreement for the sale of the Fund’s South Prairie Region liquids pipelines assets for $1.075 billion in cash, which will serve to reduce future enterprise equity funding needs and strengthen the balance sheet. The monetization of these non-core assets at an attractive valuation provided a low-cost funding source for the Enbridge group and represents significant progress on the previously communicated asset sale objective.

“I am very pleased with our progress on the merger,” said Mr. Monaco. “While the timing will be subject to receipt of the necessary regulatory approvals and the vote of both the Enbridge and Spectra Energy shareholders, at this time we believe that we are on track for a closing in the first quarter of 2017.”

During the third quarter, Enbridge announced an agreement to acquire a US$1.5 billion equity interest in the Bakken Pipeline System (the System) through its affiliate, Enbridge Energy Partners, L.P. (EEP). Enbridge and EEP also announced a tentative joint funding arrangement whereby Enbridge is expected to fund 75% of the US$1.5 billion investment. This acquisition represents another important step in expanding the Company’s market access strategy. The System connects the prolific Bakken formation to eastern PADD II and the United States Gulf Coast, providing customers with access to premium markets at a competitive cost. The acquisition offers strong risk-adjusted returns and includes a significant level of take-or-pay contracts with high credit-quality counterparties. Closing of this transaction remains subject to a number of conditions, not all of which have been met at this time.

Also during the third quarter, Enbridge announced that EEP had applied to withdraw regulatory applications associated with the Sandpiper Project (Sandpiper) and EEP’s intention to defer the project. As a result of a comprehensive review, EEP concluded that Sandpiper should be delayed until such time as crude oil production in North Dakota recovers sufficiently to support development of new pipeline capacity. Based on updated projections, EEP believes that this pipeline capacity will not likely be needed until beyond the Company’s five-year planning horizon. On October 28, 2016, the Minnesota Public Utilities Commission approved EEP’s application to withdraw these regulatory applications without conditions. In connection with this announcement and other factors, EEP also evaluated Sandpiper for impairment and recorded an asset impairment of US$763 million, including related project costs. Of the total amount, US$270 million was allocated to Marathon Petroleum Corporation (MPC), EEP’s partner in Sandpiper, and US$493 million was attributable to EEP’s unit holders. The Company’s Consolidated Statements of Earnings for the three and nine months ended September 30, 2016 included a gross charge of $1,000 million, of which $871 million was attributable to noncontrolling interests in EEP and MPC and $81 million after-tax attributable to Enbridge’s common shareholders.

In addition, during the third quarter, Enbridge acquired a 100% interest in the 249-MW Chapman Ranch Wind Project, located in Nueces County, Texas. The project is under construction and is expected to be in-service in 2017, at a total estimated cost of US$0.4 billion.

THIRD QUARTER 2016 PERFORMANCE OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

ADJUSTED EARNINGS BEFORE INTEREST AND INCOME TAXES

For the three months ended September 30, 2016, adjusted EBIT was $1,001 million, an increase of $43 million over the corresponding period in 2015. Growth in consolidated adjusted EBIT was largely driven by stronger contributions from the Company’s Liquids Pipelines segment which benefitted from a number of new assets that were placed into service in 2015, the most prominent being the expansion of the Company’s mainline system in the third quarter of 2015, as well as the reversal and expansion of Line 9B and completion of the Southern Access Extension Project in the fourth quarter of 2015, which have provided increased access to the eastern Canada and Patoka markets, respectively. Both the Lakehead System and Regional Oil Sands System delivered strong operating performance driven by higher throughput and contributions from new assets placed into service in 2015. The Company also benefitted from stronger adjusted EBIT contributions from the United States Mid-Continent and Gulf Coast systems, mainly attributable to increased transportation revenues resulting from an increase in the level of committed take-or-pay volumes on Flanagan South Pipeline.

Quarter-over-quarter throughput growth in Canadian Mainline adjusted EBIT was more than offset by a combination of a lower average International Joint Tariff (IJT) Residual Benchmark Toll, which decreased effective April 1, 2016, and a lower foreign exchange hedge rate used to record Canadian Mainline revenues. The IJT Benchmark Toll and its components are set in United States dollars and the majority of the Company’s foreign exchange risk on Canadian Mainline revenue is hedged. The effective hedge rate for the translation of Canadian Mainline United States dollar transactional revenues for the third quarter of 2016 was $1.047 compared with $1.113 for the corresponding 2015 period.

Within the Gas Distribution segment, adjusted EBIT generated by Enbridge Gas Distribution Inc. (EGD) was higher compared with the corresponding 2015 period, primarily due to growth in EGD’s rate base.

The Gas Pipelines and Processing segment benefitted from strong contributions from Alliance Pipeline under its new services framework that came into effect in the fourth quarter of 2015, higher throughput on certain Enbridge Offshore Pipelines and contributions from the Tupper Main and Tupper West gas plants acquired on April 1, 2016. Aux Sable also delivered an increase in adjusted EBIT quarter-over-quarter, primarily due to improvement in fractionation margins and lower feedstock supply costs. These positive effects were partially offset by the impact of lower volumes on US Midstream pipelines due to reduced drilling by producers.

The Green Power and Transmission segment delivered higher adjusted quarter-over-quarter EBIT as a result of stronger wind resources at the Company’s United States wind farms in the third quarter of 2016.

Within the Energy Services segment, contributions from increased crude oil storage opportunities in the third quarter of 2016 resulted in a lower adjusted loss before interest and income taxes compared with the corresponding 2015 period. Energy Services continues to experience weak performance due to compression of certain crude oil location and quality differentials, the impact of a weaker natural gas liquids (NGL) market, and less favourable conditions in certain markets accessed by committed transportation capacity.

ADJUSTED EARNINGS

Adjusted earnings for the third quarter of 2016 were $437 million or $0.47 per common share compared with adjusted earnings of $399 million or $0.47 per common share in the third quarter of 2015. The period-over-period increase in adjusted earnings reflected the operating factors as discussed above in Adjusted Earnings Before Interest and Income Taxes.

Adjusted earnings quarter-over-quarter were also impacted by the effects of higher interest expense, partially offset by lower income taxes.

Interest expense was higher resulting from debt incurred to fund asset growth and the impact of refinancing construction debt with longer-term debt financing. The amount of interest capitalized period-over-period also decreased as a result of projects coming into service.

EARNINGS/(LOSS)

Loss for the third quarter of 2016 was $103 million or loss of $0.11 per common share compared with loss of $609 million or loss of $0.72 per common share in the third quarter of 2015. Loss for each period reflected the same operating factors as discussed above in Adjusted Earnings Before Interest and Income Taxes and Adjusted Earnings. The comparability of the quarter-over-quarter loss was, however, impacted by a number of unusual, non-recurring and non-operating factors that are summarized and described under Non-GAAP Reconciliation – EBIT to Adjusted Earnings on page 8.

AVAILABLE CASH FLOW FROM OPERATIONS

ACFFO was $852 million, or $0.92 per common share, for the three months ended September 30, 2016 compared with $668 million, or $0.79 per common share, for the three months ended September 30, 2015. The Company experienced strong quarter-over-quarter growth in ACFFO which was driven by the same factors as discussed in Adjusted Earnings Before Interest and Income Taxes above, as well as other items discussed below. The comparability of the Company’s ACFFO per common share is also impacted by the increase in the number of common shares outstanding resulting from the March 1, 2016 issuance of 56.5 million common shares.

Maintenance capital expenditures decreased period-over-period as higher expenditures in the Company’s Gas Distribution segment were more than offset by lower maintenance capital expenditures in the Liquids Pipelines segment. The lower spending in Liquids Pipelines reflected a shift in the timing of maintenance activities to 2017 on certain leasehold improvements, as well as scope refinements to certain projects resulting from ongoing communication with regulators.

ACFFO also includes cash distributions from the Company’s equity investments. The Company’s distributions from such investments for the third quarter of 2016 were higher compared with the corresponding 2015 period and reflected improved performance of such investments, as well as distributions from assets placed into service in recent years.

Other non-cash adjustments include various non-cash items presented in the Company’s Consolidated Statements of Cash Flows, as well as adjustments for unearned revenues received during the period.

Partially offsetting the quarter-over-quarter increase in ACFFO was higher interest expense as discussed in Adjusted Earnings above.

Also partially offsetting the quarter-over-quarter increase in ACFFO was higher distributions to redeemable noncontrolling interests in the Fund Group (comprising the Fund, Enbridge Commercial Trust, Enbridge Income Partners LP and its subsidiaries and investees), as a result of a higher per unit distribution and increased public ownership in the Fund Group.

DIVIDEND DECLARATION

On November 1, 2016, the Enbridge Board of Directors declared the following quarterly dividends. All dividends are payable on December 1, 2016, to shareholders of record on November 15, 2016.

Common Shares	$0.53000
Preference Shares, Series A	$0.34375
Preference Shares, Series B	$0.25000
Preference Shares, Series D	$0.25000
Preference Shares, Series F	$0.25000
Preference Shares, Series H	$0.25000
Preference Shares, Series J	US$0.25000
Preference Shares, Series L	US$0.25000
Preference Shares, Series N	$0.25000
Preference Shares, Series P	$0.25000
Preference Shares, Series R	$0.25000
Preference Shares, Series 1	US$0.25000
Preference Shares, Series 3	$0.25000
Preference Shares, Series 5	US$0.27500
Preference Shares, Series 7	$0.27500
Preference Shares, Series 9	$0.27500
Preference Shares, Series 11	$0.27500
Preference Shares, Series 13	$0.27500
Preference Shares, Series 15	$0.27500

CONFERENCE CALL

Enbridge and ENF will hold a joint conference call on Thursday, November 3, 2016 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) to discuss the third quarter 2016 results. Analysts, members of the media and other interested parties can access the call toll-free at 1-866-215-5508 or within and outside North America at 1-514-841-2157 using the access code of 43519906#. The call will be audio webcast live at http://edge.media-server.com/m/p/yhjnw6ve. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 or within and outside North America at 1-630-652-3042 (access code 43519906#) for seven days after the call.

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will then immediately follow.

Enbridge, a Canadian Company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past seven years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the United States and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 MW of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs nearly 11,000 people, primarily in Canada and the United States, and is ranked as one of Canada’s Top 100 Employers for 2016. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO or ACFFO per share; expected future cash flows; expected costs related to projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected equity funding requirements for the Company’s commercially secured growth program; expected closing of acquisition and dispositions; estimated cost and impact to the Company’s overall financial performance of complying with the settlement consent decree related to Line 6B and Line 6A; estimated future dividends; adjusted earnings per share guidance; ACFFO per share guidance; dividend per share growth guidance; expectations on impact of hedging program; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; the Merger Transaction and expectations regarding the purchase price, timing and closing thereof; expectations regarding the impact of the Merger Transaction including the combined Company’s scale, financial flexibility, growth program, future business prospects and performance; dividend payout policy and dividend payout expectation.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the timing and completion of the Merger Transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the Merger Transaction and the timing thereof; the success of integration plans; cost of complying with the settlement consent decree related to Line 6B and Line 6A; impact of the dividend policy on the Company’s future cash flows; credit ratings; capital project funding; expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future ACFFO and ACFFO per share; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Merger Transaction on the Company, expected EBIT, adjusted EBIT, earnings/(loss), adjusted earnings/(loss), ACFFO and associated per share amounts or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer and regulatory approvals on construction and in-service schedules.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the impact of the Merger Transaction, adjusted EBIT and adjusted earnings guidance, ACFFO and ACFFO per share guidance, dividend per share growth guidance, operating performance, dividend policy, regulatory parameters, project approval and support, weather, economic and competitive conditions, public opinion, changes in tax law and tax rate increases, exchange rates, interest rates, commodity prices, supply of and demand for commodities and the settlement consent decree related to Line 6B and Line 6A, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

NON-GAAP MEASURES

This news release contains references to adjusted EBIT, adjusted earnings/(loss) and ACFFO. Adjusted EBIT represents EBIT adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Adjusted earnings/(loss) represents earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBIT, as well as adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, noncontrolling interests and redeemable noncontrolling interests on a consolidated basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted EBIT, adjusted earnings/(loss) and ACFFO gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted EBIT and adjusted earnings/(loss) to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted EBIT, adjusted EBIT for each segment, adjusted earnings/(loss) and ACFFO are not measures that have standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

The tables below summarize the reconciliation of the GAAP and non-GAAP measures.

NON-GAAP RECONCILIATION – EBIT TO ADJUSTED EARNINGS

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
(millions of Canadian dollars)
Earnings/(loss) before interest and income taxes	(93)	110	2,814	794
Adjusting items[1]:
Changes in unrealized derivative fair value (gains)/loss[2]	14	896	(820)	1,938
Sandpiper asset impairment[3]	1,000	-	1,000	-
Goodwill impairment loss	-	-	-	440
Assets and investment impairment loss	10	-	197	20
Unrealized intercompany foreign exchange (gains)/loss	(2)	(55)	53	(110)
Hydrostatic testing	(2)	49	(14)	49
Make-up rights adjustments	16	5	131	(8)
Northeastern Alberta wildfires pipelines and facilities
restart costs	18	-	39	-
Leak remediation costs, net of leak insurance recoveries	(13)	(1)	3	(5)
Warmer/(colder) than normal weather	-	-	8	(37)
Employee severance and restructuring costs	22	-	30	-
(Gains)/loss on sale of non-core assets and
investment, net	4	(60)	4	(88)
Project development and transaction costs	27	21	30	42
Other	-	(7)	(11)	3
Adjusted earnings before interest and income taxes	1,001	958	3,464	3,038
Interest expense	(397)	(718)	(1,178)	(1,253)
Income taxes recovery/(expense)	253	(129)	(174)	(76)
Loss attributable to noncontrolling interests and
redeemable noncontrolling interests	207	200	166	334
Preference share dividends	(73)	(72)	(217)	(214)
Adjusting items in respect of:
Interest expense[4]	12	401	36	352
Income taxes[5]	(330)	(13)	(210)	(280)
Noncontrolling interests and redeemable noncontrolling
interests[6]	(236)	(228)	(331)	(529)
Adjusted earnings	437	399	1,556	1,372

1	The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions.
2	Changes in unrealized derivative fair value gains and losses are presented net of amounts realized on the settlement of derivative contracts during the applicable period.
3	Inclusive of $8 million of related project costs.
4

Interest expense for each period included changes in unrealized derivative fair value gains and losses on interest rate contracts. For the three and nine months ended September 30, 2015, interest expense also included a loss of $338 million on de-designation of interest rate hedges from the transfer of assets between entities under common control of Enbridge in connection with the transfer of Enbridge’s Canadian liquids business and certain Canadian renewable energy assets to the Fund Group (comprising Enbridge Income Fund (the Fund), Enbridge Commercial Trust, Enbridge Income Partners LP (EIPLP) and its subsidiaries and investees) (the Canadian Restructuring Plan).

5

Income Taxes were impacted by adjustments for unusual, non-recurring and non-operating factors as enumerated under adjusting items for earnings before interest and income taxes. In the third quarter of 2016, income taxes also included a recovery of $247 million related to an adjustment for a curing loss as described in footnote 6 below. Adjustments for income taxes also included an out-of-period adjustment of $71 million recognized in the first quarter of 2015 in respect of an overstatement of deferred income taxes expense in 2013 and 2014. In the third quarter of 2015, income taxes included an $88 million write-off of a regulatory asset in respect of taxes in connection with the Canadian Restructuring Plan and a valuation allowance of $176 million in respect of deferred income tax assets related to EEP.

6

Noncontrolling interests and redeemable noncontrolling interests were also impacted by adjustments for unusual, non-recurring and non-operating factors as enumerated under adjusting items for earnings before interest and income taxes, as well as adjusting items for interest expense and income taxes. Under EEP’s partnership agreement, capital deficits cannot be accumulated in the capital account of any limited partner and thus, such capital account deficits are brought to zero or “cured”.

During the third quarter of 2016, the book value of limited partnership capital accounts in EEP became negative, resulting in a reallocation of such deficit to the Company’s general partnership account in EEP. For the third quarter of 2016, earnings attributable to noncontrolling interests were higher by $652 million due to such reallocation. In the case of any additional losses or unanticipated charges to EEP in future periods, curing may occur in such periods.

NON-GAAP RECONCILIATION – ADJUSTED EBIT TO ACFFO

To facilitate understanding of the relationship between adjusted EBIT and ACFFO, the following table provides a reconciliation of these two key non-GAAP measures.

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
(millions of Canadian dollars)
Adjusted earnings before interest and income taxes	1,001	958	3,464	3,038
Depreciation and amortization[1]	562	524	1,676	1,483
Maintenance capital[2]	(171)	(204)	(466)	(520)
	1,392	1,278	4,674	4,001
Interest expense[3]	(385)	(317)	(1,142)	(901)
Current income taxes[3]	20	(31)	(61)	(107)
Preference share dividends	(73)	(72)	(217)	(214)
Distributions to noncontrolling interests	(176)	(177)	(538)	(501)
Distributions to redeemable noncontrolling interests	(53)	(27)	(148)	(80)

Cash distributions in excess of equity earnings[3]	95	54	116	180

Other non-cash adjustments	32	(40)	150	(100)
Available cash flow from operations (ACFFO)	852	668	2,834	2,278
1 Depreciation and amortization:
Liquids Pipelines	343	324	1,025	891
Gas Distribution	87	73	251	230
Gas Pipelines and Processing	73	69	222	202
Green Power and Transmission	47	47	142	139
Energy Services	-	(1)	1	(1)
Eliminations and Other	12	12	35	22
	562	524	1,676	1,483
2 Maintenance capital:
Liquids Pipelines	(59)	(94)	(131)	(234)
Gas Distribution	(86)	(70)	(251)	(184)
Gas Pipelines and Processing	(8)	(13)	(31)	(28)
Green Power and Transmission	(2)	-	(3)	-
Eliminations and Other	(16)	(27)	(50)	(74)
	(171)	(204)	(466)	(520)
3 These balances are presented net of adjusting items.

NON-GAAP RECONCILIATION - ACFFO

The following table provides a reconciliation of cash provided by operating activities (a GAAP measure) to ACFFO.

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
(millions of Canadian dollars, except per share amounts)
Cash provided by operating activities - continuing operations	922	917	4,153	3,799
Adjusted for changes in operating assets and liabilities[1]	299	432	90	180
	1,221	1,349	4,243	3,979
Distributions to noncontrolling interests	(176)	(177)	(538)	(501)
Distributions to redeemable noncontrolling interests	(53)	(27)	(148)	(80)
Preference share dividends	(73)	(72)	(217)	(214)
Maintenance capital expenditures[2]	(171)	(204)	(466)	(520)
Significant adjusting items:
Weather normalization	-	-	6	(27)
Project development and transaction costs	27	35	30	42
Realized inventory revaluation allowance[3]	(63)	(257)	(346)	(422)
Employee severance and restructuring costs	22	-	30	-
Other items	118	21	240	21
Available cash flow from operations (ACFFO)	852	668	2,834	2,278
Available cash flow from operations per common share	0.92	0.79	3.13	2.70

1    Changes in operating assets and liabilities include changes in environmental liabilities, net of recoveries.

2    Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

3    Realized inventory revaluation allowance relates to losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.

HIGHLIGHTS

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
(unaudited, millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	(87)	179	2,168	1,131
Gas Distribution	20	27	342	344
Gas Pipelines and Processing	67	77	147	(298)
Green Power and Transmission	34	25	124	127
Energy Services	(25)	169	(38)	233
Eliminations and Other	(102)	(367)	71	(743)
Earnings/(loss) before interest and income taxes	(93)	110	2,814	794
Interest expense	(397)	(718)	(1,178)	(1,253)
Income taxes recovery/(expense)	253	(129)	(174)	(76)
Loss attributable to noncontrolling interests and
redeemable noncontrolling interests	207	200	166	334
Preference share dividends	(73)	(72)	(217)	(214)
Earnings/(loss) attributable to common shareholders	(103)	(609)	1,411	(415)
Earnings/(loss) per common share	(0.11)	(0.72)	1.56	(0.49)
Diluted earnings/(loss) per common share	(0.11)	(0.72)	1.55	(0.49)
Adjusted earnings
Liquids Pipelines	941	895	2,947	2,435
Gas Distribution	31	24	344	318
Gas Pipelines and Processing	94	84	271	248
Green Power and Transmission	34	26	122	126
Energy Services	(15)	(23)	33	83
Eliminations and Other	(84)	(48)	(253)	(172)
Adjusted earnings before interest and income taxes[1]	1,001	958	3,464	3,038
Interest expense[2]	(385)	(317)	(1,142)	(901)
Income taxes[2]	(77)	(142)	(384)	(356)
Noncontrolling interests and redeemable noncontrolling interests[2]	(29)	(28)	(165)	(195)
Preference share dividends	(73)	(72)	(217)	(214)
Adjusted earnings[1]	437	399	1,556	1,372
Adjusted earnings per common share[1]	0.47	0.47	1.72	1.62
Cash flow data
Cash provided by operating activities	922	917	4,153	3,799
Cash used in investing activities	(1,268)	(1,758)	(5,200)	(5,671)
Cash provided by financing activities	120	605	1,101	1,516
Available cash flow from operations[3]
Available cash flow from operations	852	668	2,834	2,278
Available cash flow from operations per common share	0.92	0.79	3.13	2.70
Dividends
Common share dividends declared	496	400	1,448	1,195
Dividends paid per common share	0.530	0.465	1.590	1.395
Shares outstanding (millions)
Weighted average common shares outstanding	922	849	905	845
Diluted weighted average common shares outstanding	922	849	913	845
Operating data
Liquids Pipelines - Average deliveries (thousands of barrels per day)
Canadian Mainline[4]	2,353	2,212	2,379	2,165
Lakehead System[5]	2,495	2,338	2,558	2,292
Regional Oil Sands System[6]	996	690	834	770
Gas Pipelines - Average throughput (millions of cubic feet per day)
Alliance Pipeline Canada	1,544	1,336	1,571	1,490
Alliance Pipeline US	1,683	1,489	1,709	1,646
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes (billions of cubic feet)	43	44	295	329
Number of active customers (thousands)[7]	2,138	2,105	2,138	2,105
Heating degree days[8]
Actual	28	42	2,283	2,703
Forecast based on normal weather volume	65	64	2,374	2,314

1	Adjusted EBIT, adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP - see Non-GAAP Measures.
2	These balances are presented net of adjusting items.
3

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non- operating factors. ACFFO and ACFFO per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

4	Canadian Mainline throughput volume represents mainline system deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries originating from western Canada.
5	Lakehead System throughput volume represents mainline system deliveries to the United States mid-west and eastern Canada.
6	Volumes are for the Athabasca mainline and Waupisoo Pipeline and exclude laterals on the Regional Oil Sands System.
7	Number of active customers is the number of natural gas consuming EGD customers at the end of the period.
8

Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

FOR FURTHER INFORMATION PLEASE CONTACT:

Enbridge Inc. – Media	Enbridge Inc. – Investor Relations
Adam McKnight
Toll Free: (888) 992-0997	(403) 266-7922 or Toll Free: (800) 481-2804
Email: media@enbridge.com	Email: adam.mcknight@enbridge.com